

December 11, 2013

Via E-mail
Mr. Ronald Mambu
Chief Financial Officer
John Bean Technologies Corporation
70 West Madison Street
Chicago, Illinois 60602

> **Re:** **John Bean Technologies Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 7, 2013**
> **Form 10-Q for the Quarterly Period Ended September 30, 2013**
> **Filed November 1, 2013**
> **File No. 001-34036**

Dear Mr. Mambu:

We have reviewed your response dated November 27, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended September 30, 2013

Liquidity and Capital Resources, page 16

1.   We note from your response to our prior comment number 1 that short-term intercompany loans from foreign subsidiaries are used to repay outstanding borrowings under your credit facility to reduce the interest rate charged on outstanding balances. Please respond to the following:
   - Explain to us how the intercompany loans that are used to reduce your outstanding borrowings for a few days at the end of the month reduce your interest rate on the credit facility. Please also tell us how these intercompany loans impact any debt covenants.

- In future filings, disclose the reasons you use the intercompany loans, similar to your response.
- Tell us your consideration of disclosing additional information about the intercompany loans, including the number of days these were outstanding and the average outstanding loan balance each period.
- We note the discussion in your recent press release dated October 30, 2013 that the company has "record low debt." Please explain to us and consider the need to clarify in future filings the extent to which this reduction relates to the use of the short-term intercompany loans rather than a long-term strategy for reducing your debt.
- Please explain your long-term strategy with regards to funding your dividends with U.S. dollars as it appears that you could use all of the cash available in the U.S. for dividends payments within the next few quarters; similarly explain how you would fund any share buybacks that may be authorized.

You may contact Julie Sherman at (202) 551-3640, or me at (202) 551-3676, if you have any questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief